                                        Filed by Plum Creek Timber Company, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Commission File Number: 1-3506
                                    Subject Company: Georgia-Pacific Corporation

SET FORTH BELOW PLEASE FIND A TRANSCRIPT OF A CONFERENCE CALL HELD BY PLUM CREEK TIMBER COMPANY, INC. ON JUNE 12, 2001 WITH RESPECT TO ITS PROPOSED ACQUISITION OF THE TIMBER COMPANY:

OPERATOR: Good day, ladies and gentlemen. And welcome to the Plum Creek and The Timber Company merger conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time.

As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Mr. Bill Brown, Chief Financial Officer of Plum Creek.

Mr. Brown, you may begin.

BILL BROWN, CHIEF FINANCIAL OFFICER, PLUM CREEK: Good afternoon, and welcome.

I'll introduce Rick Holley, Plum Creek's President and Chief Executive Officer, in just a minute.

I'd like to take a moment to note that certain of our statements today will be forward looking, involving known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ from those expressed or implied. These factors are routinely detailed in our filings with the Securities and Exchange Commission.

Also, this call is open to all investors and members of the media. However, the Q&A portion of the call is intended for our analysts and portfolio managers. We ask that other participants please follow up with any questions by calling our Investors Relations staff at 800-858-5347.

Please understand that we remain in a quiet period, since we're in registration. And consistent with our continuing policy, we will not be able to get into matters that go beyond our actual disclosures.

Now let me turn it over to Rick.

RICK HOLLEY, PRESIDENT AND CHIEF EXECUTIVE OFFICER, PLUM CREEK: Well first, let me say that I am very pleased - in fact, very excited - to be at this point. By amending the merger agreement, we are now in a position to move towards completion of this very important transaction. I am particularly pleased because over the past few months, we have been able to work with The Timber Company management on integrating the two companies. That process has reaffirmed our conviction that this transaction creates significant value for both companies and both groups of shareholders.

Importantly, we will be able to hit the ground running once the merger is approved. The new Plum Creek will have the scope of resources, scale, structure and management expertise to generate increasing value for our shareholders.

Let me now review each of the items we announced today.

First, we have tentatively scheduled meetings for both groups of shareholders on August 15th, 2001 to approve this transaction. Obviously, that date is subject to final SEC consideration of our joint proxy and registration statement.

Each of our boards has unanimously approved the transaction, based on legal opinions that the merger will be tax


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free to all parties. The amended merger agreement we are asking shareholders to approve provides now that the condition to closing related to tax matters will be satisfied through the receipt of legal opinions from independent tax counsel to each company, instead of the receipt of a private letter ruling from the Internal Revenue Service.

While the IRS has notified us that it has exercised its discretion not to issue the private letter ruling, we have been advised by our legal counsel that the decision does not mean the Service is adverse to our position, or that the transaction is taxable.

I would note that this conclusion follows extensive discussions that we've had with the Internal Revenue Service, and is also based on knowledge that the IRS's ruling standards are more stringent than the applicable legal requirements. We are highly confident that the transaction meets the legal requirements to be deemed tax free.

Second, as an added measure to reduce uncertainty concerning tax risk, Georgia-Pacific and Plum Creek will obtain $500 million of tax liability insurance. The approximately $25 million cost of this insurance will be funded by the Timber Company.

Finally, Georgia-Pacific will transfer to its books the installment note receivable from the sale of its California timberlands and the associated indebtedness related to the monetization of that note. This is a change from the original agreement in which The Timber Company was going to retain the installment note and the related monetization debt.

In addition, the deferred tax liability applicable to that timberland sale and two other installment sales that Plum Creek would have been liable for when the installment notes came due, are being transferred to Georgia-Pacific. Accordingly, Plum Creek has agreed to have The Timber Company transfer $85 million to Georgia-Pacific, which represents the present value of those deferred taxed liabilities.

As a result, the debt of The Timber Company that Plum Creek will refinance at closing is expected to approximate $730 million. That will be comprised of existing Timber Company debt, which was approximately $620 million at the end of the first quarter 2001, $85 million for the present value of the deferred tax liabilities, and an estimated $25 million for the cost of the tax liability insurance.

The remaining transaction terms are essentially the same. Shareholders of the Timber Company will receive 1.37 shares of Plum Creek's stock for each share of The Timber Company's stock.

In terms of next steps, let me give you a sense of the process. We will file a revised registration statement with the SEC as soon as practicable. After clearance, proxy statements will be mailed to shareholders of both Plum Creek and The Timber Company, and we have tentatively scheduled the special shareholder meetings for both companies on August 15th of this year. We expect to close the transaction at the end of September.

I want to thank all of you for your patience and for joining us here today on the call. We're very pleased to be in this position to move toward the consummation of this very important transaction for both companies and both shareholder groups. I'll be happy to open it up for a few questions at this time.

Pam, we'll open up for questions now.

OPERATOR: Thank you.

And ladies and gentlemen, if you have a question at this time, please press the number one key on your touch-tone telephone. If your question has been answered, or you wish to remove yourself from the queue, please press the pound key.

Once again, if you have a question, please press the number one key on your touch-tone telephone.

Our first question will come from Matt Berler, of Morgan Stanley.

MATT BERLER, MORGAN STANLEY:  Hey, Rick.  Hey, Bill.  Congratulations.

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HOLLEY: Thanks, Matt.

BERLER: Just a quickie - is there any connection, do you think, between the ruling that came out last week related to REITs from the IRS and their decision not to rule - not to give you the private letter ruling that you were asking for?

HOLLEY: Well, clearly, one of the three things we were asking the IRS to rule on was what was addressed last week. And that's when the IRS changed the revenue ruling, dealing with active trade or business. So that certainly was an important part of our moving forward here.

But we all along felt that we were in good shape on that particular legal point.

BERLER: Right.

So no connection, or ...

BROWN: Matt, this is Bill - I'm not sure we can speculate ...

BERLER: Right.

BROWN: ... how the Service really came to its decisions. But as Rick said, it was helpful. But we felt strongly all along that it wasn't absolutely necessary to have that revenue ruling in place for us to move forward.

BERLER: Do you know why they decided not to give you the ruling?

HOLLEY: Well, I think we've been pretty clear here today as well as the press release that in its view we didn't meet that higher standard, the higher legal standard required for an advance ruling. But it certainly fits all the legal requirements for such a transaction.

One thing, it's important to understand is the IRS is not adverse to us - it's not ruling against us - in other words, it's not saying you can't do this. And we'll have legal opinions, "will" opinions, from the two preeminent legal firms in this area in the country, both Skadden & Arps and McDermott Will.

And, as far as we know, the only real issue the IRS has deals with business purpose, the business purpose of this spinoff and merger. And of all the points that we've looked at, we feel the most comfortable with that. So we feel very, very comfortable with the position we're in.

BERLER: OK. Great. Thank you.

OPERATOR: Thank you.

Our next question comes from Rich Schneider, of UBS Warburg.

Mr. Schneider, your line is open.

SANGEETA, UBS WARBURG: Hi.  This is Sangeeta for Rich Schneider.

I just wanted to see if you have revised your synergy estimates, and you had announced that it was supposed to be $15 million. Are you still comfortable with that number?

HOLLEY: Yes, we are. We're certainly comfortable with the $15 million. And I think that the time we announced the deal, we said there were a lot of things that we didn't quantify at the time that we'll certainly work on with the management of The Timber Company to improve upon that number.

SANGEETA: Thank you.

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OPERATOR: Thank you.

Our next question comes from Peter Ruschmeier, of Lehman Brothers.

PETER RUSCHMEIER, LEHMAN BROTHERS: Thanks. Good afternoon, and congratulations. It's an exciting deal.

I had a question - if you could comment, perhaps on your confidence level that the income generated from harvesting timber at TGP will in fact be treated as REIT income rather than capital gain income.

HOLLEY: Well, we're highly confident that's the way the tax law reads today. So we have no concern about that whatsoever.

I think the important thing for everyone to understand - for a period of time, if we sell Timber Company lands - either higher and better use lands or non-strategic timberlands - for a 10-year period, the sale of those lands - unless we do, of course, a 1031 exchange - would be taxed at an ordinary income rate for a 10-year period unlike Plum Creek's lands, which are taxed at a capital gains rate.

But as far as the harvest of timber, once we complete this merger, that will be treated the same way when Plum Creek harvests its timber; in essence taxed at the capital gains rate.

RUSCHMEIER: OK, great.

One follow-up, if I could - I was curious if you could comment on, on a pro forma basis, the dividend policy of the combined company.

HOLLEY: The dividend policy of the current company, Plum Creek, is that our directors look at it quarterly. They take everything into consideration - you know, the business conditions, our cash position, and our focus on value delivery to shareholders. The new company will have that same focus.

RUSCHMEIER: OK, great.

Congratulations, guys.

HOLLEY: Thank you.

OPERATOR: Thank you.

Our next question is from Steven Chercover, of DA Davidson.

STEVEN CHERCOVER, DA DAVIDSON: Good afternoon.

I was hoping you could go through again the deferred tax liability which is transferred to GP - the details of that.

BROWN: Steve, this is Bill.

As you may recall from observing The Timber Company in the last few years, they've sold several large blocks of timberland on an installment note basis. And those were obviously on the Timber Company books, particularly in the case of the Fort Bragg note. And naturally, that would have gone along with the other assets and liabilities in our original transaction that we announced in July.

However, since we've had some more time to contemplate this issue, both sides agreed it would be simpler to have Georgia-Pacific retain the notes receivable and for Plum Creek to pay off the present value of that deferred tax liability, if we could negotiate something that made sense to both sides. And that's what that $85 million represents.

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So we will pay - or Timber Company, rather, will pay $85 million to
Georgia-Pacific. And Georgia-Pacific will assume all that deferred tax liability.

CHERCOVER: And in terms then of the reduction of GP's existing debt, it's very minute, then. It's not the $600 million initially conceived.

BROWN: Well again, you've got to remember that The Timber Company and Georgia-Pacific's tax return are on a consolidated basis. So we will assume, as part of this transaction as of the end of the second quarter, $630 million of debt, and refinance it. So that would come off of Georgia-Pacific Group's books.

CHERCOVER: OK, thanks. And congratulations.

OPERATOR: Thank you.

And our next question comes from Chip Dillon, of Salomon Smith Barney.

CHIP DILLON, SALOMON SMITH BARNEY: Hi. Congratulations. Good afternoon.

First question just deals in terms of clarifying the income from the GP land. Correct me if I'm not wrong, but it would be REIT income, but taxed to individuals at capital gains rates, assuming it's not disqualified for this 10-year issue you raised.

HOLLEY: That's exactly right. And that's how it is with Plum Creek currently. We pay no corporate level tax - as you well know, as a REIT - so that we flow through our income in the form of a dividend to shareholders in a 1099. And they're taxed on the 1099 at capital gains rate. Once we complete the merger on a combined basis, it will happen the same way.

DILLON: And then, you said that there was an exception, that you could sell for HBU purposes land, and not have your shareholders pay an ordinary rate. What was that exception - you mentioned section something, and just ...

HOLLEY: Oh, section 1031

DILLON: ... Could you tell us where that is?

HOLLEY: Well, section 1031 is really like-kind exchanges. So if we sold some Timber Company lands - either higher and better use lands or non-strategic timberlands - and reinvested in new lands, then you pay no tax on it.

DILLON: Got you.  OK, just like you do with real estate.

HOLLEY: Exactly.

DILLON: And then, in terms of the situation with the IRS, I'd noticed that there were three issues that really had to be satisfied. And obviously, the ruling last week dealt with the active trade or business. And they more or less said they're not going to tell you definitively that they won't get you on business purpose.

But there was also, I think, another issue with having multiple spins and a reverse Morris Trust structure - is that issue something that could also trigger the need to pay out the $500 million, or are you more worried about the business purpose?

HOLLEY: Well, the IRS did not comment on either business purpose or the multiple spins. But as I mentioned earlier on the call, from our conversations, the primary issue was business purpose. We don't believe they had a real issue with multiple spins. But again, they did not rule on that.

DILLON: OK.

And then lastly, could you - as you now anticipate this closing, Rick, can you give us what your view is of maybe a

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growth rate in the distribution, or what are your goals - do you plan to keep it flat, and maybe reduce the pay-out? Or do you see it remaining at the recent levels?

HOLLEY: Well, as I said when the question was asked earlier, we decide at each quarter. At least for the foreseeable future, we don't plan on changing it. But the first order of business is to complete the merger and the integration of the two companies.

And as I mentioned on the call, or on the script, one important factor is we've had to wait, which took a lot of patience. But on the other hand, it's given us some time to work together, which I think has been very important, so we can get a running start here.

So I think once we put the company together and see what the synergies are, then we can decide long term, you know, how we'll deliver value as we always have. That's job one: value delivery to shareholders. And we think this combination of these two companies is going to do a great job of it.

DILLON: And then last question, and appreciate your patience. When you look at the future do you feel you need to go through a digestion period after the closing in September? Or do you think you'll be able to continue making sizable acquisitions, certainly not this big but pretty soon after this close?

HOLLEY: Well, we hope to continue to grow. In fact, during this period of patience we've continued to look at opportunities.

DILLON: Got you. Thank you very much.

OPERATOR: Thank you. Our next question comes from Mark Connelly of Credit Suisse First Boston.

MARK CONNELLY, CREDIT SUISSE FIRST BOSTON: Rick, just a couple of quick things. First, can you talk about how the $500 million figure was arrived at for the insurance? And whether there's an expectation that that will completely cover the potential liability or not? And also, can you confirm for us that the liability would be Georgia-Pacific's?

And the second question is can you talk about what kinds of issues you've been working through transition wise? What you've been able to talk about and what you haven't?

HOLLEY: Well, you know on the $500 million we worked with outside tax counsel. Again, with Skadden & Arps and McDermott, Will in deriving that number which we feel even if the IRS came to us with an issue on this transaction would be more than adequate to resolve the problem. Again, we think that the likelihood of the IRS coming back is very low; otherwise we wouldn't go forward in any case.

CONNELLY: OK, but your estimate is the $500 million would cover it in any case?

HOLLEY: Well, we certainly would expect that. And again, you know, we worked with Georgia-Pacific on that, and I think that was our collective thinking and collective wisdom, that $500 million was more than adequate.

CONNELLY: And it would be GP's liability?

HOLLEY: The insurance policy will be in essence paid for by The Timber Company but will be held by Georgia-Pacific. Any liability over $500 million would be shared 50/50 between Plum Creek and Georgia-Pacific.

CONNELLY: Right, OK. And Rick, on the transition issue, you said that you'd been working through transition stuff. I wonder if you can give us a sense of what kinds of things you're working on?

HOLLEY: Well, Don Glass and I, and a small integration group within our companies, because you've got to appreciate we've both had businesses that run separately during this period, we spent a fair amount of time together thinking about organizational structure, and how the new company is going to do business. What we think the opportunities are, especially in non-timber business areas which we think will be significant for the new company.

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So we spent a fair amount of talking about those sorts of things.

And Don has spent time looking at some of Plum Creek's operations, and met our Board. And likewise, some of us have spent some time with the TGP employees. So it's given us an opportunity to get to know each other, to know what some of the issues we're going to have in integration. We'll be able to hit the street running, especially as it relates to systems. So in essence, when we close a transaction, you know, most of these things will be taken care of. So that's the luxury if there is anything in waiting these few months.

CONNELLY: Very good. Thank you, Rick.

OPERATOR: Thank you, our next question comes from Joshua Zaret of ABN Amro.

JOSHUA ZARET, ABN AMRO: Thank you. I guess most of the questions have been asked, but here are two. One, given the ruling from the IRS last week, is the reverse Morris Trust status a prerequisite for doing this deal? Or can you have done this deal without it? Given that ruling?

HOLLEY: Well, the ruling last week had to do with active trade or business, so it had nothing to do with reverse Morris Trust. So the reverse Morris Trust is also one of the three legs on the stool, along with business purpose that we were looking at. So the one, the ruling last week, had nothing to do with reverse Morris Trust.

ZARET: OK, let me ask this question. Did that ruling make it easier for other timber owning companies to basically spin-out their lands more tax effectively? I mean up to this point you really benefited from this barrier to entry, I guess. Other people really weren't going to do that. Does this help them?

HOLLEY: Well, we can't speak on behalf of other timber companies or other industries, but I think the Wall Street Journal cited General Motors and Wal-Mart. But, you know, there's more, that's just one piece. Any one of those companies spinning off assets tax-free would still have to satisfy a number of other requirements with the IRS.

ZARET: The biggest one would be the business purpose? Would that be your opinion? Or were there other issues?

HOLLEY: Well, I think that's the biggest one, of course.

ZARET: Right. Thank you.

OPERATOR: Thank you. Our next question is from David Woodyatt of Harris Bank.

DAVID WOODYATT, HARRIS BANK: Yes. It's been awhile, but as I recall there was some discussion early on after the transaction was first announced that in the first year, as I recall, the dividends would be, would not have the same tax advantages to the shareholders as had been the case for Plum Creek. And there was some possibility as a result that you might pay-out an increased amount temporarily so that the after-tax amount would be roughly the same. Could you refresh my memory on all that?

BROWN: This is Bill Brown. As you may recall part of the obligation of the merged company is to pay-out the earnings, the historic earnings and profits of The Timber Company which could be up to $200 million. But our intention is to pay that out as part of the normal dividend. And what that means, as Rick mentioned earlier, our normal dividend is essentially capital gains, but because we're purging the historic income of The Timber Company, much of which is ordinary income, then the character of the dividend would be changed, and some of it would be capital gains, some of it would be ordinary. So it would change for that one time during that single calendar year in which we purged the earnings and profit as part of our normal dividend.

HOLLEY: But there is no plan at this time to make a special dividend payment in addition to their normal quarterly dividend.

WOODYATT: OK, thank you.

OPERATOR: Thank you. Our next question is from David Freidman of Bear Stearns.

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DAVID FREIDMAN, BEAR STEARNS: Good afternoon. Just a simple question. I see you've amended the merger agreements. The termination date had been July the 18th. Has that been officially changed, as well with these other changes?

HOLLEY: Yes. It's now April 8th of 2002.

FREIDMAN: Oh, so plenty of time after the expected ...

HOLLEY: Oh, absolutely.

FREIDMAN: OK, thank you very much.

OPERATOR: Thank you. Our next question comes from Jonathan Dulman of Merrill Lynch.

JONATHAN DULMAN, MERRILL LYNCH: Good afternoon, gentlemen.

HOLLEY: Good afternoon.

DULMAN: Just a couple quick questions, and I can appreciate if you can't answer some of these, but going forward would you plan increasing your HBU land sales as a result of this transaction?

HOLLEY: Well, I don't know if we can answer that today. We certainly didn't contemplate that in the pro forma's we did related to the merger with The Timber Company. You know, that said, one of the things that Don Glass and I have talked about is the need to kind of look at the new company and lands that the new company will have to see if there's more real estate opportunities than we're aware of today. And for Plum Creek we've found the real estate markets to be outstanding, and a lot of financing is available, and a lot of interest. And I suspect The Timber Company in the future will find the same thing.

DULMAN: OK. I'm looking at TGP, the age class distribution is heavily weighted towards mature timber. TGP had to, obviously, adjust its harvesting schedule and aggressively cut these trees so that they wouldn't build. Do you plan on continuing this policy? Or are you shifting possibly the end use of the trees?

HOLLEY: Well I think the larger, mature trees certainly have a lot of value. But I think the idea at The Timber Company has been to get all of their forests on a plantation basis, and that will continue.

DULMAN: OK. And how about with regards to possibly rationalizing nurseries in the South? Do you see any opportunities there?

HOLLEY: Yes, that's one of the things we have to look at. The Timber Company has a great nursery operation. We also have a nursery in Texas, and if there's duplicate operations there we'll certainly close one or certainly find a way to be more economic about running that business.

DULMAN: OK. And lastly, with regards to your distribution. I know you mentioned you set a review quarter by quarter, but at this point in the foreseeable future you don't plan on changing it. Looking at the pro forma results from both companies it seems like you should have sufficient cushion to meet the distribution going forward. Would you see yourself changing your harvest schedule because of that?

HOLLEY: Well, one of the things it's important to know about the harvest levels in the company. I mean for a certain level you want to cut because it makes sense. But there's an option value with timber, and we talked about publicly, and I know The Timber Company has as well. Timber is a very regionalized business. It's not a national business like lumber is, and we'll go in and out of markets. In fact, both companies in the first quarter of this year reduced their harvest in the South because markets weren't particularly good. Now as markets have improved in the South you'll increase it. So I think we're going to continue to look for opportunities to get the most value out of the wood that we harvest, and so we'll go in and out of markets accordingly.

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DULMAN: OK. Just one point of clarification. Did you say that the existing debt is going to be 630 or 620?

HOLLEY: At the end of the quarter it was 620.

DULMAN: OK.

HOLLEY: I misspoke. I said 620, and then I said 630.

DULMAN: So it's 620, 85, and 25, totaling 730?

HOLLEY: That's correct.

DULMAN: OK, and with regards to future acquisitions possibly, have you decided whether they're going to be onshore or offshore? Any comments on that?

HOLLEY: Well, we like onshore because on a risk adjusted basis we think the returns are better, and so I think we'll continue to look here. But we have looked offshore from time to time, as well.

DULMAN: OK, thank you.

OPERATOR: Thank you. And our next question is from Frank Dunau of Harvard Management.

FRANK DUNAU, HARVARD MANAGEMENT: Yeah, I have one question, a couple of questions. One is there a deductible on that insurance policy?

HOLLEY: No, there's not. DUNAU: OK. And do you know what the discount rate was that was used in determining the $85 million present value on the note?

BROWN: Well, both sides had their own view of that note, and it was a negotiated transaction. And I think both sides believe it was fair.

DUNAU: OK, thanks.

HOLLEY: Well, I think that's all the questions that anyone has. So again, we appreciate everybody's time, and your patience over the last few months. And we look forward to successfully completing this transaction. Thank you.

OPERATOR: Thank you. And ladies and gentlemen, this concludes today's conference. Thank you for your participation, and you may disconnect at this time. Have a good evening.

END

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN IT BECOMES AVAILABLE, THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS AND RELATED DOCUMENTS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION TO BE FILED BY PLUM CREEK AND GEORGIA-PACIFIC WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS (WHEN AVAILABLE) AND RELATED DOCUMENTS FILED BY PLUM CREEK AND GEORGIA-PACIFIC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE AMENDED JOINT PROXY STATEMENT / PROSPECTUS AND RELATED DOCUMENTS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104- 4096 OR FROM THE TIMBER COMPANY BY DIRECTING SUCH REQUEST TO GEORGIA-PACIFIC CORPORATION THE TIMBER COMPANY, ATTN: RICH GOOD, 133 PEACHTREE STREET, N.E., ATLANTA, GA 30303.

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general economic conditions on the demand for timber, particularly the strength of the pulp and paper markets; the effect of any material changes in the available supply of timber, including the levels of harvests from public lands; and the effect of government, legislative and environmental restrictions on the harvesting of private timberlands. These risks are detailed from time to time in the filings of Plum Creek and Georgia-Pacific with the Securities and Exchange Commission. Forward- looking statements speak only as of the date made, and neither Plum Creek, Georgia- Pacific nor their managements undertakes any obligation to update or revise any forward-looking statements. It is likely that if one or more of the risks and uncertain ties materializes, the current expectations of Plum Creek, Georgia-Pacific and their managements will not be realized.


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